TAUNUS CORPORATION
31 West 52nd Street
New York, New York  10019


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599


                                       August 11, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Koger Equity, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                        Damian P. Reitemeyer

Enclosures












                       UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. )*

                    Koger Equity, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $ .01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         500228101
          _______________________________________
                       CUSIP NUMBER
                      July 31, 1999
          _______________________________________
          (Date of Event Which Requires Filing of this
Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           Rule 13d-I(b)

            Rule 13d-I(c)

            Rule 13d-I(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 8 Pages
CUSIP No. 500228101                     Page 2 of 8 Pages

1.NAME OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Taunus Corporation and its indirect wholly owned subsidiaries, Bankers Trust Company and BT Alex.Brown
    Incorporated (BT Alex.Brown)13-4060471

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)   [ ]



3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Taunus Corporation and BT Alex.Brown are Delaware
     Corporations.  Bankers Trust Company is a New York
     Corporation.
































CUSIP No. 500228101                    Page 3 of 8 Pages

NUMBER OF     5. SOLE VOTING POWER
  SHARES           Bankers Trust Company   5,827,372 shares
                   BT Alex.Brown                   2 shares
                                           5,827,374 shares

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY          Bankers Trust Company           0 shares
                   BT Alex.Brown                   0 shares
                                                   0 shares
EACH         7. SOLE DISPOSITIVE POWER
REPORTING          Bankers Trust Company   5,831,272 shares
                   BT Alex.Brown               2,177 shares
                                           5,833,449 shares
PERSON      8. SHARED DISPOSITIVE POWER
   WITH            Bankers Trust Company          0 shares
                   BT Alex.Brown                  0 shares
                                                  0 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                   Bankers Trust Company   5,832,872 shares
                   BT Alex.Brown               2,177 shares
                                           5,835,049 shares



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *
                    []

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   Bankers Trust Company     21.87%
                   BT Alex.Brown              0.01%
                                             21.88%


12.TYPE OF REPORTING PERSON *

     Taunus Corporation - HC
     Bankers Trust Company - BK
     BT Alex.Brown - BD


CUSIP No. 500228101                  Page 4 of 8 Pages

Item 1(a)    NAME OF ISSUER:

             Koger Equity, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             3986 Boulevard Center Drive
             P.O. 4339
             Jacksonville, FL  32207

Item 2(a)    NAME OF PERSON FILING:

               Taunus Corporation and its indirect wholly-owned subsidiaries, Bankers Trust Company and BT Alex.Brown.

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             For Taunus Corporation

             31 West 52nd Street
             New York, New York  10019

            For Bankers Trust Company and
            BT Alex.Brown

            130 Liberty Street
            New York, New York  10006


Item 2(c)    CITIZENSHIP:

             Taunus Corporation and BT Alex.Brown are
             Delaware corporations with their principal business offices located in New York. Bankers
             Trust Company is a corporation incorporated in the State of New York with its principal business offices located in New York.






CUSIP No. 500228101                  Page 5 of 8 Pages




Item 2(d)    TITLE OF CLASS OF SECURITIES:

             This statement relates to the Company's Common
Stock at Par Value $.01.

Item 2(e)    CUSIP NUMBER:

             500228101


Item 3       THE PERSON FILING IS A:

          For Taunus Corporation

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.


          For BT Alex.Brown

     (e)  [X] Broker or dealer registered under Section 15
               15 of the Act.








CUSIP No. 500228101                     Page 6 of 8 Pages

Item 4       OWNERSHIP:

          (a)  Amount Beneficially Owned:
                   Bankers Trust Company   5,832,872 shares
                   BT Alex.Brown               2,177 shares
                                           5,835,049 shares

          (b)  Percent of Class :
                   Bankers Trust Company     21.87%
                   BT Alex.Brown              0.01%
                                             21.88%


(c)  Number of shares as to which the following
have:
           (i)  sole power to vote or to direct the vote -
                   Bankers Trust Company   5,827,372 shares
                   BT Alex.Brown                   2 shares
                                           5,827,374 shares



           (ii)  shared power to vote or to direct the
                   vote -
                   Bankers Trust Company          0 shares
                   BT Alex.Brown                  0 shares
                                                  0 shares


          (iii) sole power to dispose or to direct the
                  disposition of -
                   Bankers Trust Company     21.87%
                   BT Alex.Brown              0.01%
                                             21.88%

















CUSIP No. 500228101                     Page 7 of 8 Pages

           (iv) shared power to dispose or to direct
                  the disposition of -
                    Bankers Trust Company         0 shares
                    BT Alex.Brown                 0 shares
                                                  0 shares


Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not applicable.

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Exhibits A and B.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.




CUSIP No. 500228101                     Page 8 of 8 Pages

Item 10      CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of July 31, 1999

Signature:  Taunus Corporation


By:              /s/David Mellgard
Name:            David Mellgard

Title:           Secretary



Signature:  Bankers Trust Company


By:              /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary



Signature:  BT Alex.Brown

By:             /s/James T. Byrne, Jr.
Name:           James T. Byrne, Jr.

Title:          Secretary










                          Exhibit A


      The chain of ownership from Taunus Corporation to Bankers Trust Company is shown below:

                        Taunus Corporation

                              |
                              |
                                    100%
                              |
                              |
                  Bankers Trust Corporation

                              |
                              |
                                        100%
|
                              |
                                      Bankers Trust Company


                         Exhibit B

      The  chain of ownership from Taunus Corporation to  BT
Alex.Brown is shown below:

                     Taunus Corporation
                              |
                              |
                              |
                ____________________
|______________________
               |                               |
               |                               |
                     100%
100%                          |
|                             |
|
     Deutsche Bank Americas Holding Corp.
Bankers Trust Corporation
               |                               |
|                               |
                    |
100%                          |
|                             |
|                             |
BT Alex. Brown Holdings Incorporated
               |                               |
|                               |
|_______48%______Deutsche Bank ______52%____ |
                         US Financial Markets
Holding Corporation
                              |
                              |
                                     100%

     |
|
                             Deutsche Bank Securities Inc.
                              |
                              |
                                     100%
                              |
                              |
                              BT Alex. Brown Incorporated